SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 15, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on March 15, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 15 March 2011
ING nominates three new members to Supervisory Board
ING announced today it will propose to the 2011 annual General Meeting (AGM) the appointment of three new members to the Supervisory Board : Sjoerd van Keulen, Joost Kuiper and Luc Vandewalle. Upon decision by the AGM, which will be held on 9 May, the appointment of the new members will be effective as of that date.
Sjoerd van Keulen (1946, Dutch) is Chairman of the Holland Financial Centre. He was Chairman of the Executive Board of SNS REAAL from October 2002 until his retirement in April 2009. Prior to that he was Chairman of the Executive Board of Fortis Bank Nederland and held various senior management positions at Mees Pierson. He is also member of the Supervisory Board of Heijmans N.V. and member of the Supervisory Board of APG Groep. The proposed appointment is based on his broad experience in both the banking and the insurance business.
Joost Kuiper (1947, Dutch) was member of the Executive Board of ABN Amro N.V. from 1998 to 2007. From October 2009 to September 2010 he was joint Administrator in the bankruptcy of DSB Bank. He currently holds several directorships of Dutch companies, both profit and non-profit, including Hespri Holding, IMC B.V. and the Prins Bernard Cultuurfonds. The proposed appointment is based on his broad experience in the Dutch financial sector.
Luc Vandewalle (1944, Belgian) is chairman of the Supervisory Board of ING Belgium. In addition, he holds several directorships in Belgian companies. From 2000 to June 2007 he was CEO of ING Belgium. The proposed appointment is based on his long and wide experience in the financial sector in Belgium, one of ING Group’s home markets.
The proposed appointments have been approved by the Dutch Central Bank (DNB).
In addition, ING will propose to the AGM the reappointment of Peter Elverding and Henk Breukink as members of the Supervisory Board. Peter Elverding has decided to no longer act as chairman of the Supervisory Board. However, he will remain as member and vice-chairman of the Supervisory Board. As his successor, the Supervisory Board will appoint Jeroen van der Veer as the new chairman of the Supervisory Board, with effect from the close of the 2011 AGM.
Claus Dieter Hoffmann has decided to retire from the Supervisory Board as of the end of the AGM on 9 May 2011. As announced on 6 January 2011 and effective as of that date, Jackson Tai resigned as a Supervisory Board member in the context of his appointment as a non-executive director of the Bank of China in order to avoid any conflicts of interest. As announced on 24 January, Godfried van der Lugt resigned as a Supervisory Board Member for personal reasons, effective as of that date.
The formal nominations are included in the agenda for the AGM. The agenda and other documents related to the AGM will be available on the ING website (www.ing.com) as of 24 March 2011. As of this date the documents can also be obtained free of charge at ING Group’s head office.

Press enquiries	Investor enquiries
Carolien.van.der.Giessen	ING Group Investor Relations
+31 20 541 6522	+31 20 541 5460
Carolien.van.der.Giessen@ing.com	Investor.relations@ing.com

ING PROFILE
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 31 December 2010, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important Legal Information
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (15) ING’s ability to achieve projected operational synergies, and (16) the move towards fair value accounting for Guaranteed Minimum Withdrawal Benefits for the US Closed Block VA business line. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: March 15, 2011